Exhibit 4.5

September 17, 2003

Texas Instruments Incorporated

12500 TI Boulevard

P.O. Box 660199

Dallas, Texas 75266-0199

Attention: William A. Aylesworth

Re:	Agreements Regarding $50,000,000 5% Convertible Subordinated Note

Dear William:

Reference is made to (i) the $50,000,000 5% Convertible Subordinated Note due 2006 (the “Existing Note”) issued by Palm, Inc. (“Palm”) to Texas Instruments Incorporated (“TI”), (ii) the $15,000,000 convertible note (the “PalmSource Note”) to be issued by PalmSource, Inc. pursuant to the terms of the Existing Note upon the spin-off of PalmSource by Palm, and (iii) the new $35,000,000 convertible note (the “New Palm Note”) to be issued by Palm pursuant to the terms of the Existing Note upon the spin-off of PalmSource by Palm. Capitalized terms used and not otherwise defined in this letter shall have the respective meanings given to them in the Existing Note.

This letter confirms that, notwithstanding the provisions of the Existing Note and related notices sent under the terms of the Existing Note, Palm and TI have agreed to superimpose a “collar” on the “Conversion Price” of the PalmSource Note that is determined according to the formula (the “Existing Formula”) in the Existing Note, such that:

(1)	if such Conversion Price determined according to the Existing Formula is less than or equal to 115% (i.e., 15% premium to market) of the VWAP for PalmSource common stock (the “Minimum Conversion Price”) on the first day of trading of PalmSource common stock (the “First PalmSource Trading Day”), then the Conversion Price of the PalmSource Note shall be the Minimum Conversion Price;

(2)	if such Conversion Price determined according to the Existing Formula is greater than or equal to 400% (i.e., 300% premium to market) of the VWAP for PalmSource common stock (the “Maximum Conversion Price”) on the First PalmSource Trading Day, then the Conversion Price of the PalmSource Note shall be the Maximum Conversion Price; and

Agreements Regarding $50,000,000 5% Convertible Subordinated Note

September 17, 2003

(3)	if such Conversion Price determined according to the Existing Formula is greater than the Minimum Conversion Price and less than the Maximum Conversion on the First PalmSource Trading Day, then the Conversion Price of the PalmSource Note shall be the Conversion Price determined according to the Existing Formula.

“VWAP” means mean the daily volume weighted average price of the Palm common stock or the PalmSource common stock, as applicable, on the Nasdaq National Market (or such other market or exchange on which such common stock is traded) as reported by Bloomberg Financial L.P. (based on a trading day from 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time) using the VAP function for the date in question.

This letter also confirms our discussion and agreement that, notwithstanding the earlier notice sent by Palm to TI, under the Existing Formula the “Company Prior FMV Per Share” and the “Company Ex FMV Per Share” determinations should actually be made using the average last sale prices per share on the Nasdaq National Market for the five trading day periods referred to in Sections 3(g)(2)(i)(A) and 3(g)(2)(i)(B) of the Existing Note.

If the foregoing is consistent with your understanding of our agreement, please execute a copy of this letter in the space below to indicate your agreement that the Existing Note shall be amended as set forth above.

Very truly yours,

PALM, INC.

By:	/s/ Judy Bruner
Name:	Judy Bruner
Title:	Sr. VP & CFO

AGREED:

TEXAS INSTRUMENTS, INCORPORATED

By:	/s/ William A. Aylesworth
Name:	William A. Aylesworth
Title:	Senior Vice President Chief Financial Officer